GRASIM
ADITYA BIRLA GROUP

82-3322

02034359

02 MAY 22 AM 10: 3:

May 2, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air mail

SUPPL

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited in its meeting held today i.e. 2nd May, 2002 have :

1. Approved the Audited Annual Accounts of the Company for the year ended 31st March, 2002, a copy of which is sent herewith.

2. Recommended payment of dividend on Equity Shares for the year ended 31st March, 2002 @ Rs. 9.00 per share.

3. An elaborate note in respect of the above is enclosed which shall also be released as Press Release during the day.

This is for your kind information.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For **GRASIM INDUSTRIES LIMITED**

ASHOK MALU
COMPANY SECRETARY

Encl : a/a.

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22 - 281 9520 • Fax: 91- 22 - 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O.Birlagram, Nagda - 456 331 (M.P.)

Press Release Mumbai, 2nd May, 2002

GRASIM, the ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR FY 2002

Profit after Current Tax for FY 2002 : Rs. 438 Crores, up by 18%

(Rs. Crores)

	Financial Year ended 31.03.2002 (Audited)	Financial Year ended 31.03.2001 (Audited)	Variation (%)
Net Turnover	**4386.6**	4471.5	(-) 1.9
PBIDT	**936.8**	911.5	2.8
Interest	**190.3**	238.8	(-) 20.3
Gross Profit	**746.5**	672.7	11.0
Depreciation	**251.7**	251.9	-
Profit before Taxes and Exceptional Items	**494.8**	420.8	17.6
Provision for Current Tax	**56.5**	50.0	13.0
Profit after Current Tax but before Exceptional Items	**438.3**	**370.8**	**18.2**
Provision for Deferred Tax	**51.5**	#	
Net Profit after total taxes but before Exceptional Items	**386.8**	#	

Exceptional items			
- Excess provision for income tax of earlier years written back	68.1	--	
- Loss on sale of investment/ Profit on sale of Undertaking	(-) 18.1	18.4	
- Loss on closure of Mavoor Plants	(-) 74.3	--	
- Loss on sale of Textile Division, Gwalior	(-) 31.9	--	
- Employees' separation cost	(-) 27.6	(-) 11.3	
Net Profit after Total Taxes and Exceptional Items	**303.0**	**# 377.9**	

Deferred tax not provided in FY 01, as AS-22 was not applicable in that year. To that extent, the figures are not comparable.

Grasim, the flagship Company of the Aditya Birla Group, has posted excellent results for the financial year ended 31st March 2002. Net Profit (after current tax) at Rs.438 Crores for the financial year 2002, is higher by 18% over the previous year.

Three major factors have contributed to Grasim's improved performance. These are, firstly, growth in turnover volumes along with higher realization in cement; secondly, improvement in operational efficiency resulting from ongoing modernization efforts, plant up-gradation and energy optimization; and thirdly, reduction in financing cost through reduction/substitution of high cost debts coupled with effective working capital management.

The economic slowdown has constrained the working of the Company's Chemical, Textiles and Sponge Iron businesses during the year under review. This was offset by the enhanced performance of the Cement business.

To rationalize its manpower, the Company has offered a VRS. A total of 1004 persons have opted for voluntary retirement. They were paid Rs.28 Crores besides their regular retirement benefits.

Q4 FY 02 PERFORMANCE

(Rs. Crores)

	Quarter ended 31.3.2002	Quarter ended 31.3.2001	Variation (%)
Net Turnover	**1111.1**	1156.3	(-) 3.9
PBIDT	**262.8**	278.6	(-) 5.7
Interest	**43.5**	57.8	(-) 24.7
Gross Profit	**219.3**	220.8	(-) 0.7
Depreciation	**63.7**	63.2	0.8
Profit before Taxes and Exceptional Items	**155.6**	157.6	(-) 1.3
Provision for Current Tax	**19.5**	30.0	(-) 35.0
Profit after Current Tax but before Exceptional Items	**136.1**	**127.6**	**6.7**

When compared on a quarter to quarter basis, the Q4 results have also been quite satisfactory. Net profit after current taxes, but before exceptional items, was at Rs.136 Crores, which is higher by 7%, despite impact of losses sustained in textile business and under performance of Sponge Iron and Chemical businesses.

Exceptional Items

This year has witnessed a series of restructuring, which have impacted the bottom line on a one-time basis, but it is important to bear in mind that these will result in recurring savings year after year and enhance the Company's financial strength from a long term perspective.

The Company has had to make provision for three exceptional items, viz., the shut down of Mavoor plants, disposal of the Gwalior unit and divestment of shares of Birla Technologies Ltd..

A charge of Rs.55 Crores has been provided for payment made to the 2300 employees at its Mavoor Plants, which have been shut down, and an obsolescence charge of Rs.19 Crores towards value of fixed assets retired from active use at these plants. Importantly, the closure of its Mavoor plants translates into savings in recurring expenditure on employees and other standing charges to the tune of Rs.27 Crores annually.

Consequent to the disposal of its loss making Textile unit at Gwalior, the Company has provided for an exceptional charge of Rs.32 crores, accounting for loss on sale of the undertaking and payment of a negative consideration to the buyer. This will help mitigate the losses of its Textile Division.

The Company has written back the excess provision for taxation no longer required, amounting to Rs.68 Crores.

As these items are exceptional and non-recurring in nature, these have been indicated separately below the line, so that the result for the current period and corresponding period is comparable.

Dividend

The Board of Directors has, at its meeting held today, recommended a dividend of 90% (Last year : 88%, inclusive of Corporate Tax on Dividend) aggregating Rs.82.5 Crores (Rs.80.8 Crores).

The tables below highlight Grasim's operations:

PRODUCTION/TURNOVER

Products		FY 2002	FY 2001	Variation
Production –				
Viscose Staple Fibre	M.T.	176462	218847	(-) 19%
Cement	Mn. M.T.	9.53	9.10	5%
White Cement	M.T.	267915	251594	6%
Sponge Iron	M.T.	559567	663998	(-) 16%
Caustic Soda	M.T.	129784	131253	(-) 1%
Sales Volumes –				
Viscose Staple Fibre	M.T.	181520	203854	(-) 11%
Cement	Mn. M.T.	9.68	9.16	6%
White Cement	M.T.	266105	251291	6%
Sponge Iron	M.T.	562334	673852	(-) 17%
Caustic Soda	M.T.	129051	133450	(-) 3%

NET REALISATION

Products		FY 2002	FY 2001	Variation
Viscose Staple Fibre	Rs./M.T.	68511	69733	(-) 2%
Cement	Rs./M.T.	1917	1846	4%
White Cement	Rs./M.T.	5317	5268	1%
Sponge Iron	Rs./M.T.	5606	5733	(-) 2%
Caustic Soda (ECU)	Rs./M.T.	14564	15097	(-) 4%

Cement Business

The Cement business has bettered its performance. Production at 9.53 Mn. MT and sales volumes at 9.68 Mn. MT are up by 5% and 6% respectively, over the previous year. Capacity utilisation in the cement plants during the year stood at 92%.

During the year, the Company has commissioned 4 Ready Mix Concrete Plants of an aggregate capacity of 1 million cubic meters, at Hyderabad, Chennai, Noida and Bangalore. A one million tonne Cement Grinding Unit at Bhatinda has been set up as well. This has enabled the Company to consolidate its position in the lucrative northern sectors of the Country.

In addition, the Company is implementing various plans at a capex of Rs.344 Crores , as indicated :

- Two Power Plants of 23 MW and 12.5 MW at Aditya Cement (Rajasthan) and Grasim Cement (Tamilnadu) respectively which are expected to be operational by December 2002.

- Ongoing modernization of plants and capacity expansion through de-bottlenecking – has resulted in capacity enhancement of 0.5 Mn. MT so far. A further capacity addition of 1.8 Mn. MT is expected by end FY 2003. On implementation of these projects, Grasim's cement manufacturing capacity will go up to 13.2 Mn. MT.

The renewed focus on the infrastructure sector by the Government and the expected strong growth in the housing sector should enable the cement business to maintain its performance in the ensuing years.

VSF Business

Capacity utilization at the Company's VSF plants has been lower, at 80% compared to 99% in the corresponding previous year. The year under review was a challenging one, both in terms of operations and market conditions. The water shortage at Nagda, the overall recession worldwide coupled with the global and domestic slowdown of the textiles sector have affected the performance of VSF. The average realization down by 2% over the last financial year is in line with the trend of falling prices of competing fibres. This revenue loss was however, largely offset by declining pulp prices.

Consequent to the Company's efforts of enlarging the product usage given its inherent strengths, and expanding the markets, its business has seen sequential growth in the past three quarters of the current year, with the fourth quarter touching the average of the previous financial year. This strategy will be fortified to enable the Company improve upon its performance.

With the global recession receding, the Company expects demand for VSF to pick up significantly. As Grasim is the largest and lowest cost superior quality producer of VSF, it stands to gain. The Company is fully geared to capitalize on the expected upturn in demand in the local as well as export market. The outlook for VSF, therefore is positive.

Chemical Business

The Chemical business has been affected by the steep fall in international prices of caustic soda and ancillary products along with rising power costs largely due to the levy of Energy Development Cess on captive generation. Production and sales volumes, therefore, have been slightly lower than that of the previous year. To maintain operations at optimum level and improve profitability, the Company aims to focus on maximum utilization of the plant capacity and development of ancillary products for more value addition and better realization.

Textile Business

The Textile business continues to be sluggish with intense price competition from the low cost power-looms and medium size producers from the unorganized sector. Cheaper imports further compound the issue. The division has posted negative returns due to higher input costs and lower realization.

With the disposal of Grasim's Textile Division, Gwalior, the Company will now manufacture both of its premium brands, "Grasim" and "Graviera" at a single location in Bhiwani. This is a strategic step to bring in better synergies, which will help the Company to considerably reduce its fixed costs. It will also substantially bring down the value of the current assets, thus improving the position of its fabric business, in terms of economy of scale and operation.

Sponge Iron Business

The capacity utilization of the plant was significantly lower at 62% as compared to 74% in the corresponding last year due to disruption in natural gas supplies. The division's turnover is in line with production and has been satisfactory. A major concern will continue to be the availability of Natural Gas and its pricing in the domestic market. The outlook for sponge iron industry in the domestic market, given the increase in global scrap prices and signs of revival shown by the steel industry, is stable.

Outlook

Despite various factors affecting the economy, Grasim has recorded a good performance during the year. Grasim's inherent strength, strong fundamentals, a continual stress on operational excellence, cost optimization measures, effective financial management, continuous restructuring of business processes, aided by an expected improvement in the cement sector bode well for the Company. Grasim is poised for a significant growth in the years ahead and its overall outlook continues to be positive.

---- OOO ----

www.grasim.com
www.adityabirla.com

GRASIM

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED ON 31st MARCH , 2002

Rs in crores

	Three Months Ended 31st March 2002	Three Months Ended 31st March 2001	Year ended 31st March 2002 (Audited)	Year ended 31st March 2001 (Audited)
Net Sales / Income from Operations	1,111.10	1,156.32	4,386.64	4,471.48
Other Income	58.76	38.06	114.62	89.71
Total Expenditure				
- Decrease / (Increase) in Stock	23.07	(6.40)	95.42	(67.36)
- Raw Material Consumed	271.64	324.42	996.15	1,237.05
- Purchases of Finished Goods	30.61	45.28	245.71	297.25
- Payment to & Provision for Employees	83.40	81.83	321.87	312.57
- Power & Fuel	195.67	165.40	739.28	720.19
- Freight , Handling & Other expenses	115.20	118.13	510.56	480.47
- Other Expenditure	187.47	187.15	655.49	669.53
Total Expenditure	907.06	915.81	3,564.48	3,649.70
Interest	43.51	57.76	190.25	238.78
Gross profit	219.29	220.81	746.53	672.71
Depreciation	63.72	63.26	251.70	251.90
Profit before Exceptional Items and Tax Expense	155.57	157.55	494.83	420.81
Profit on Sale of Undertaking		18.44		18.44
Excess Provision for Income Tax of earlier years written-back	-	-	68.11	
Loss on Sale of Subsidiary	-		(18.11)	
Loss on Closure of Mavoor Units				
- Retrenchment Compensation	(0.03)		(55.33)	
- Write Down of Fixed Assets on Retirement from active use	-		(19.01)	
Loss on Sale of Textile Unit	(31.93)		(31.93)	
Employees separation cost	(7.08)	(1.03)	(27.60)	(11.35)
Profit before Tax Expense	116.53	174.96	410.96	427.90
Provision for Current Tax	(19.50)	(30.00)	(56.50)	(50.00)
Net Profit before Deferred Tax	97.03	144.96	354.46	377.90
Deferred Tax	(17.80)	(11.60)	(51.50)	@
Net Profit	79.23	133.36	302.96	377.90
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			2,615.19	2,983.71
Basic & Diluted EPS for the period (Rupees)	8.64	14.54	33.04	41.21
Basic & Diluted EPS for the period (Rupees) - before Exceptional Items & Deferred Tax	14.84	13.91	47.81	40.44
Aggregate of Non-Promoter Shareholding				
- Number of Shares			72951240	
- Percentage of Shareholding			79.58%	

Notes:.

@ 1 As per the Accounting Standard 22 (AS 22) relating to " Accounting for Taxes on Income" which has become mandatory from 1st April 2001, Company has provided Deferred Tax for the current quarter and year ended 31st March, 2002. No provision for Deferred Tax Liability was required to be made in the corresponding quarter and year ended 31st March 2001 as the said AS 22 was then not applicable. However , the figures of corresponding quarter of last year have been recast to give effect to the appropriate Deferred tax and to make the results comparable. Such adjustment has not been reflected in the year ended 31st March, 2001 column , which remains as per audited accounts.
As per AS 22, cumulative net deferred tax liability upto 31st March 2001 works out to Rs. 589 crs. and the same is met out of the revenue reserves.
The Deferred Tax Liability has arisen substantially on account of the timing difference between the Depreciation admissible under Income Tax Laws and Accounting Depreciation. Though, provision is being made in accordance with the AS 22, having regard to the normal capital expenditure which the company is expected to make in the future years, the timing difference is not expected to be reversed and no cash outgo is expected to materialise towards such balance in foreseeable future.

2 The Company has entered into a Memorandum of Settlement effective 1st July 2001 with the Workers' and Staff Unions of its Pulp and Fibre Units situated at Mavoor (Kerala) for closure of both these units. Retrenchment Compensation to the employees in terms of the settlement is Rs. 55.30 Crores. The retrenchment compensation is one-time exceptional charge and has been shown separately.
Consequent to the closure , the saving in "recurring expenditure on employees and other standing charges" is estimated at Rs. 27 Crs. annually.

3 The Company had filed a Scheme of Arrangement under Section 391/394 of the Companies Act , 1956 in the High Court of Madhya Pradesh in October,2000 inter alia providing for sale/transfer of assets of the Mavoor Units, which is pending for disposal.

4 The Company has sold its entire holdings of 97,91,350 equity shares in Birla Technologies Limited, its subsidiary at Rs. 11.50 per equity share. The resultant loss of 18.11 Crores has been charged to Profit& Loss Account.

5 The Company has sold, as on the closing 31st March 2002, its textiles manufacturing units/undertakings at Gwalior as a going concern at a consideration for Rs.1 lac, pursuant to the resolution of its shareholders passed by Postal Ballot on 27th April 2002.TheCompany has also agreed to pay Rs.15 Crores to Purchasers for taking over of certain liabilities including the employees' liabilities. The total resultant loss of Rs.31.93Crores has been charged to Profit and Loss Account and shown under exceptional item.

6 The Board of Directors have recommended a dividend of Rs. 9.00 per share aggregating to Rs. 82.50 Crores.

Cont. on Page 2

7 Segments Reporting:

Rs. in Crores

		Three Months Ended 31st March 2002	Year ended 31st March 2002 (Audited)
1. SEGMENT REVENUE			
a	Fibre & Pulp	361.59	1,328.83
b	Chemicals	57.13	219.93
c	Cement	538.80	2,074.85
d	Sponge Iron	89.19	331.66
e	Textiles	58.13	276.12
f	Others	39.94	270.68
	TOTAL	1,144.78	4,502.07
(Less) : Inter Segment Revenue		(33.68)	(115.43)
Net Sales / Income from Operations		**1,111.10**	**4,386.64**
2. SEGMENT RESULTS			
a	Fibre & Pulp	95.90	305.89
b	Chemicals	(14.09)	11.42
c	Cement	94.81	338.67
d	Sponge Iron	(0.38)	11.86
e	Textiles	(16.47)	(37.71)
f	Others	3.22	0.22
	TOTAL	162.99	630.35
Add / (Less) :			
	Interest	(43.51)	(190.25)
	Net Unallocable Income / (Expenditure)	36.09	54.73
Profit before Exceptional Items and Tax Expense		**155.57**	**494.83**
	Excess Provision for Income Tax of earlier years written-back	-	68.11
	Loss on Sale of Subsidiary	-	(18.11)
	(Loss) on Closure of Mavoor Units		
	- Retrenchment Compensation	(0.03)	(55.33)
	- Loss on Retirement of Fixed Assets from Active Use	-	(19.01)
	Loss on Sale of Textile Unit	(31.93)	(31.93)
	Employee Separation Cost	(7.08)	(27.60)
	Profit Before Tax Expenses	**116.53**	**410.96**
3. CAPITAL EMPLOYED			
a	Fibre & Pulp	879.24	879.24
b	Chemicals	227.51	227.51
c	Cement	2,055.10	2,055.10
d	Sponge Iron	570.38	570.38
e	Textiles	133.13	133.13
f	Others	35.15	35.15
	TOTAL	3,900.51	3,900.51
g	Unallocated Corporate Capital Employed	1,518.93	1,518.93
	TOTAL CAPITAL EMPLOYED	**5,419.44**	**5,419.44**

8. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	- Caustic Soda & Allied Chemicals
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Textiles	- Fabrics & Yarn

9. Segment Results are before provision for Employee Separation Cost as under :

		Rs. in Crores
	Q4-FY2002	**FY2002**
Fibre & Pulp	5.47	9.10
Chemical	1.61	1.63
Cement	-	13.49
Textiles	-	3.38

10 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

11 The above results have been taken on record at the meeting of the Board of Directors held on 2nd May, 2002.

For and on behalf of Board of Directors

Place : Mumbai
Date : 2nd May, 2002

Kumar Mangalam Birla
Chairman